06007130

'ATES
ANGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH., D.C.

SEC FILE NUMBER
8-46477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pactual Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue, 11th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christina de Castro (212) 702-4103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christina de Castro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pactual Capital Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINA V. ARANGUIZ
Notary Public, State of New York
No. 01AR6114816
Qualified in Queens County
Certificate filed in New York County
Commission Expires August 23, 20 08

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PACTUAL CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Pactual Capital International)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder of
Pactual Capital Corporation:

We have audited the accompanying statement of financial condition of Pactual Capital Corporation, a wholly owned subsidiary of Pactual Capital International, as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pactual Capital Corporation as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 22, 2006

PACTUAL CAPITAL CORPORATION
(A Wholly Owned Subsidiary of Pactual Capital International)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	28,759,808
Cash segregated under Federal and other regulations		50,817
Receivable from broker-dealer		131,821
Receivables from affiliates		366,377
Securities owned, at market value		386,220
Furniture, equipment, and leasehold improvements net of accumulated depreciation and amortization of $1,129,162		1,805,397
Other assets		675,559
Total assets	$	32,175,999

Liabilities and Shareholder's Equity

Payable to broker-dealer	$	367,941
Accounts payable, accrued expenses, and other liabilities		2,342,268
Total liabilities		2,710,209
Shareholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding		10
Additional paid-in capital		28,129,990
Retained earnings		1,335,790
Total shareholder's equity		29,465,790
Total liabilities and shareholder's equity	$	32,175,999

See accompanying notes to statement of financial condition.

(1) Organization

Pactual Capital Corporation (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a nonclearing member of the National Association of Securities Dealers, Inc. (the NASD). The Company is wholly owned by Pactual Capital International (the Parent).

The Company acts as a broker for Brazilian equity securities under an agreement with a foreign affiliate pursuant to the requirements of SEC Rule 15a-6. The Company also acts as a broker for American Depositary Receipts (ADRs) to U.S. institutional investors.

The Company provides investment management advice and consulting services to an affiliate under various agreements and also conducts Brazilian market research on behalf of U.S. investors. Additionally, the Company participates in underwriting securities as a member of syndicate groups.

(2) Summary of Significant Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include amounts readily convertible into cash and highly liquid investments with original maturities of three months or less.

Securities Owned, at Market Value

Securities owned, at market value are recorded on a trade date basis and include foreign ADR securities.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at amortized cost in the statement of financial condition and are depreciated on a straight-line basis over the estimated useful lives of the related assets of three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the terms of the respective lease.

Commissions

Commission revenue and related expenses are recorded in the statement of income on a trade date basis as securities transactions occur.

Investment Banking

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company participated as a member of a syndicate group. Investment banking management fees

(Continued)

are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Fees

Investment advisory fees are accrued on a quarterly basis as earned.

Income Taxes

The Company records income taxes utilizing the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

(3) Commitments

During 2004, the Company leased office space under an agreement which expires in July 2014. The following table sets forth the Company's minimum operating lease commitments as of December 31, 2005:

Year ending:		
2006	$	366,982
2007		400,344
2008		400,344
2009		416,384
2010		438,840
Years thereafter to expiration of lease		1,572,510
	$	3,595,404

(4) Related Party Transactions

The Company has an agreement (the Agreement) with an affiliate, pursuant to Rule 15a-6 of the Act, which among other terms and conditions, provides that commissions generated pursuant to certain customer transactions are divided evenly between the Company and the affiliate.

The Company receives fees from an affiliate for consulting services provided. The fees earned are primarily based on the costs incurred by the Company for providing the services.

The Company has agreements with affiliates to provide investment management services. Management believes that the fees earned are based on arms length pricing comparable to what the Company would have earned if the transactions were entered into with an unrelated third party.

The Company has deposited $16,941,479 in a floating interest bearing money market account with an affiliated company, as of December 31, 2005. The amount is included in the cash and cash equivalents balance as of December 31, 2005.

(Continued)

(5) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method in computing regulatory capital, which requires that the Company maintain net capital, as defined, to be the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2005 the Company's net capital was $9,282,949, which was $9,032,949 in excess of its required net capital of $250,000.

(6) Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions as agent. As a result, the Company is exposed to risk of loss on these transactions in the event customers, other brokers and dealers, depositories or banks are unable to fulfill their contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder of
Pactual Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Pactual Capital Corporation (the Company), a wholly owned subsidiary of Pactual Capital International, for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in the relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2006